December 19, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Terence O’Brien
Branch Chief

Re:	Polypore International, Inc.

Form 10-K

Filed February 25, 2011

Definitive Proxy Statement on Schedule 14A Filed April 6, 2011

File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended January 1, 2011 and filed with the Commission on February 25, 2011 (the “2010 Form 10-K”) and our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 6, 2011. The Staff delivered its original comments by letter dated October 31, 2011, to which we responded by letter dated November 14, 2011. This letter is in response to the additional comments from the Staff received by letter dated November 30, 2011 (the “Second Comment Letter”).

For your convenience and reference, we repeat your comments below (using the numbering in the Second Comment Letter) and our responses follow.

Form 10-K for the year ended January 1, 2011

3. Property, Plant and Equipment, page 54

1.	We have read your response to comment 4 in our letter dated October 31, 2011. Please confirm you will identify the construction commencement date and the expected completion date for each material project within construction in progress in future filings. Also, given: i) property, plant and equipment exceeds half of your tangible assets; ii) annual repairs and maintenance expense is material to net income; and iii) the distinction in classification between repairs and maintenance expense and capitalized betterments requires subjective estimates and assumptions, in the critical accounting policies section of MD&A in future filings, please quantify repairs and maintenance expense, as well as capitalized betterments, for each period presented, and provide a discussion explaining how you distinguish between the two classifications. Refer to Section 501.14 of the FRC.

11430 N. Community House Road

Charlotte, N.C. 28277

Securities and Exchange Commission

December 19, 2011

Company Response: Please refer to page 29 (Overview section of MD&A) in the Company’s 2010 Form 10-K for disclosure of construction commencement dates and expected completion dates for each material project within construction in progress. Similar disclosures have also been provided in Form 10-Q’s filed subsequent to the 2010 Form 10-K and will be included in future filings as appropriate.

The Company agrees to include the requested disclosures in the critical accounting policies section of MD&A in future filings.

22. Segment Information, page 72

2.	We appreciate the supplemental information provided to us in response to comment 6. You respond your operations are comprised of three operating segments that have been aggregated into two reportable segments: energy storage and separations media. We note the apparent disparate sales characteristics exhibited by the four major product groups as shown on page 73, as well as from the supplemental CODM information, for the last three years. Therein we also note the apparent disparate EBITDA characteristics exhibited by these product groups over the same period. Given these observations, the appointment of a new president for Daramic-Asia in April 2011, and the capacity expansions mentioned on page 29 and throughout the filing in response to demand growth and market expectations as explained on page 5, please: i) identify for us your three operating segments pursuant to ASC 280-10-50-1; ii) explain to us how you have met the aggregation criteria set forth in ASC 280-10-50-11 for the segments you have aggregated; and iii) explain to us why you do not consider the four major product groups to be individual operating or reportable segments. You may wish to provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g., if operating income is decreasing for one operation and increasing for another).

Company Response: The Company will provide the Staff supplementally with information used to determine that it has three operating segments and two reporting segments.

3.	In future filings in MD&A, please disclose the extent to which specific product lines have a disproportionate impact on gross margin and/or operating income. Refer to Section 501.12.b.4 of the FRC.

Company Response: The Company agrees to include the requested disclosures in future filings.

Securities and Exchange Commission

December 19, 2011

Definitive Proxy Statement on Schedule 14A

2010 Compensation, page 41

Executive Compensation, page 41

Compensation Discussion & Analysis, page 41

Annual Incentive Bonuses, page 42

4.	We note your disclosure that “[b]onus metrics for the Named Executive Officers include the achievement of goals relating to financial and operational objectives, including budget, environment, health and safety and identification and completion of strategic transactions, in each case both Company-wide and for each business unit, as applicable.”

With a view toward disclosure in future filings, please tell us whether and, if so, how these bonus metrics factored into your deliberations concerning the size of the annual incentive bonus pool and/or the bonus amounts paid to your named executive officers.

Company Response: Bonus metrics for the Named Executive Officers do not factor into the size of the annual incentive bonus pool; rather, bonus metrics for the Named Executive Officers are a factor which determines the size of the Named Executive Officer’s individual bonus amount.

The size of the annual incentive bonus pool is determined by a formula based on achievement of target levels of Company Adjusted EBITDA, but can be adjusted up or down in the discretion of the Compensation Committee based on Company performance. The formula and the target Adjusted EBITDA level are established by the Compensation Committee at the beginning of each calendar year. The Compensation Committee seeks to set the target Adjusted EBITDA level at a challenging, yet achievable figure.

The size of the annual incentive bonus for each individual Named Executive Officer may be impacted by the Named Executive Officer’s performance relative to his or her individual goals and objectives. At the beginning of each year, the Chief Executive Officer, in consultation with the Compensation Committee and the Named Executive Officer, reviews and approves the goals and objectives for each Named Executive Officer other than himself. Those metrics include, as applicable to each individual, business unit EBITDA, environmental safety and health performance, revenue growth, profitability, cash generation, strategic initiatives, market expansion, people management and development, labor relations, SOX compliance, supply chain management, and customer relations. Shortly after the end of the calendar year, the CEO, in consultation with the Compensation Committee, reviews each Named Executive Officer’s performance relative to his or her individual bonus metrics established at the beginning of the year. The actual bonus amount for each Named Executive Officers is then determined by the Compensation Committee, with input from the CEO for all Named Executive Officers other than himself, based on the relative size of the annual incentive bonus pool as it relates to target, business unit performance relative to the other business units, and the individual Named Executive Officer’s performance with respect to his or her individual goals.

Securities and Exchange Commission

December 19, 2011

5.	With a view toward disclosure in future filings, please explain how you determined that your incentive bonus pool for fiscal year 2010 should be funded at 200%. For instance, please clarify whether the actual funding amount was determined according to a formula or based on the discretion of your compensation committee or chief executive officer or in some other manner. If applicable, please disclose the formula or explain what factors were taken into account when exercising discretion.

Company Response: During its January 2010 meeting, the Compensation Committee established the following funding curve for determination of the size of the annual incentive bonus pool for fiscal year 2010, based on a target Adjusted EBITDA of $143MM.

	90%	92%	94%	96%	98%	100%	102%	104%	106%	108%	110%
EBITDA $M	128.7	131.6	134.4	137.3	140.1	143	145.9	148.7	151.6	154.4	157.3
Factor	.40X	.60X	.80X	.92X	.96X	1.0X	1.04X	1.15X	1.26X	1.37X	1.48X

The actual Adjusted EBITDA performance for fiscal year 2010 was $184.9MM, substantially in excess of the target Adjusted EBITDA. Extrapolation of the curve would have resulted in funding the incentive bonus pool at approximately $19.2MM, for a factor of 253% of target bonus. Toward the end of 2010, the Compensation Committee met and reviewed the projected Employee Incentive Program funding and revised the curve downward to cap it at $15.4MM, for a factor of 200% of target, reasoning that a 200% funding level was sufficient to properly reward the Company employees.

Securities and Exchange Commission

December 19, 2011

6.	With a view toward disclosure in future filings, please clarify how you determined each named executive officer’s annual bonus amount. In doing so, please describe the business unit goals and individual goals and objectives applicable to each named executive officer and clarify how actual performance relative to these goals was measured and reflected the amounts ultimately paid out under your annual incentive bonus program. We note your statement on page 43 that “the level of funding of the incentive bonus pool does not necessarily determine the percentage of target bonus achieved by any given Named Executive Officer.”

Company Response: The Compensation Committee has established the following targets for Named Executive Officers’ annual incentive bonuses:

Named Executive Officer	Target Bonus (Percentage of Base Salary)
Robert B. Toth	100%
Lynn Amos	70%
Joseph Sauer	70%
Mitchell J. Pulwer	70%
Pierre Hauswald	70%

Each year, each Named Executive Officer submits challenging but reachable goals related to the business unit or department headed by the Named Executive Officer to our Chief Executive Officer for review and approval. These goals vary from year to year, are individualized to each Named Executive Officer’s business unit or department, and include both business unit and individual goals. Those metrics include, as applicable to each individual, business unit EBITDA, environmental safety and health performance, revenue growth, profitability, cash generation, strategic initiatives, market expansion, people management and development, labor relations, SOX compliance, supply chain management, and customer relations.

The actual bonus amount for each Named Executive Officer is determined by the Compensation Committee shortly after the end of the year, in consultation with the Chief Executive Officer for all Named Executive Officers other than himself, based on the size of the annual incentive bonus pool, business unit performance relative to the other business units, and the Named Executive Officer’s performance with respect to his or her individual goals. Although there is no set formula for determination of the Named Executive Officers’ bonus amount, the primary factor in the Compensation Committee’s determination is the size of the Company’s annual bonus pool, with the secondary factors of relative business unit performance and performance with respect to individual goals being used in the discretion of the Compensation Committee to adjust the size of the individual Named Executive Officer’s bonus amount. For 2010, the Compensation Committee capped the funding of the annual bonus pool at 200% of target, despite the fact that strict application of the funding formula would have resulted in the pool’s funding at more than 250% of target. Because each business segment significantly exceeded its individual target performance for revenues and profitability, the Compensation Committee determined in its discretion not to make any adjustments to the respective business segment bonus pools.

Securities and Exchange Commission

December 19, 2011

For 2010, Mr. Toth’s individual performance goal metrics included Adjusted EBITDA, revenue growth, and profitability measured on an enterprise-wide level. Mr. Amos’ performance goal metrics included management of capital spending, cash management, SOX compliance, and financial risk management. Mr. Hauswald’s performance goal metrics included revenue growth, profitability, and market share growth in the Energy Storage – Transportation and Industrial business segment, as well as specific goals related to the development of a joint venture with the segment’s largest customer in China and the establishment of a new facility in India. Mr. Pulwer’s performance goal metrics included revenue growth, profitability, and market share growth in the Energy Storage – Electronics segment, as well as specific goals related to the profitability of the segment’s Korea facility and growth in the electric drive vehicle market. Mr. Sauer’s performance goal metrics included revenue growth, profitability, and market share growth in the Separations Media segment, as well as specific goals related to the growth of the segment’s synthetics and health care business lines. Based on the results of individual performance against business goals for each of the Named Executive Officers, the Compensation Committee determined in its discretion to make only slight adjustments in the individual Named Executive Officers’ bonus compensation levels.

7.	In future filings, please define Adjusted EBITDA or other non-GAAP financial performance targets in this section, rather than reference your credit agreement for the definition.

Company Response: The Company agrees to include the requested disclosures in future filings.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP ((704) 335-9020) or me ((704) 587-8447) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos
Lynn Amos
Chief Financial Officer

cc:	Jenn Do, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

Hagen Ganem, Securities and Exchange Commission

Craig Slivka, Securities and Exchange Commission

R. Douglas Harmon, Parker Poe Adams & Bernstein LLP